51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Tower One Wireless Corp. (the "Company")
600 - 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2 Date of Material Change

September 13, 2021.

Item 3 News Release

The news release dated September 13, 2021 was disseminated via Stockwatch and BayStreet.

Item 4 Summary of Material Change

The Company announced that it has granted an aggregate of 2,000,000 performance share units (each, a "PSU") to certain consultants pursuant to the Company's Omnibus Equity Incentive Plan (the "Plan"). Subject to ratification of the Plan by the shareholders of the Company, each PSU represents the right to receive, once vested and performance criteria are met, one common share in the capital of the Company. The securities are subject to vesting requirements, including that the Plan be ratified by the shareholders of the Company. The securities are subject to a restricted period of four months from the date of issuance.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

 Not Applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016

Item 9 Date of Report

 September 13, 2021